Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

December 18, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 211, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 215, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Aperture Discover Equity Fund (referred to as the “Aperture Small Cap Opportunities Fund” in the Amendment) (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Aperture Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate the Fund’s ticker symbols with the Fund’s EDGAR class identifiers.

Response. The requested changes have been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

December 18, 2019

Comments on the Prospectus

2.	Comment. Please confirm that, when considering the appropriateness of using the Institutional Shares as the measuring class for the Performance Adjustment, the Board of Trustees (the “Board”) of the Trust considered all applicable factors set forth in footnote 12 of the adopting release for Rule 18f-3 (Release No. IC-20915) (the “Rule 18f-3 Adopting Release”).

Response. The Trust confirms that, when considering the appropriateness of using the Institutional Shares as the measuring class for the Performance Adjustment, the Board considered all applicable factors set forth in footnote 12 of the Rule 18f-3 Adopting Release.

3.	Comment. Please disclose the implications of selecting the Institutional Shares as the measuring class for the Performance Adjustment.

Response. The requested change has been made.

4.	Comment. In the first footnote to the Fund’s “Annual Fund Operating Expenses” table, please clarify that 2.175% is the base fee in the Fund’s fulcrum fee structure.

Response. The requested change has been made.

5.	Comment. In the third footnote to the Fund’s “Annual Fund Operating Expenses” table, please replace “the three-year period preceding the recoupment” with “the three-year period preceding the date of the recoupment.”

Response. The requested change has been made.

6.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

Alison White, Esq.

December 18, 2019

7.	Comment. Please explain supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

8.	Comment. Please confirm that the Fund does not expect to incur any dividend or interest expenses on securities sold short.

Response. The Adviser confirms that it does not currently expect the Fund to incur any dividend or interest expenses on securities sold short.

9.	Comment. In the “Principal Investment Strategies” section, please provide examples of “positive, fundamental changes,” “deteriorating fundamentals” and “structural challenges.”

Response. The requested changes have been made.

10.	Comment. Please confirm that the participating affiliate arrangement described in the MOU between Aperture Investors UK, Ltd and the Adviser complies with the conditions set forth in the Staff’s Unibanco line of no-action letters[1] (the “Unibanco Letters”) and SEC Division of Investment Management, Information Update for Advisers Relying on the Unibanco No-Action Letters, IM Information Update 2017-03 (March 2017) (“IM-INFO-2017-03”).

[1]	See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. avail. July 28, 1992); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); Kleinwort Benson Investment Management Limited (pub. avail. Dec. 15, 1993); Murray Johnstone Holdings Limited (pub. avail. Oct. 7, 1994); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada (pub. avail. June 3, 1998).

Alison White, Esq.

December 18, 2019

Response. The Adviser confirms that the participating affiliate arrangement described in the MOU between Aperture Investors UK, Ltd and the Adviser complies with the conditions set forth in the Unibanco Letters and IM-INFO-2017-03.

11.	Comment. In the “Investment Adviser” section, please clarify that the Performance Period is not a rolling period. Additionally, please explain supplementally why the Performance Period is not a rolling period.

Response. The Trust believes that the current disclosure in the “Investment Adviser” section clearly and concisely informs investors that the term of a Performance Period is based on a calendar year (i.e., “each 12-month period beginning on the first day in the month of January through December 31 of the same year”) and not a rolling 12-month period. The Trust believes that adding negative disclosure (i.e., disclosing how the Performance Period does not function) may contribute to investor confusion and, therefore, respectfully declines to make the requested change.

The Adviser has confirmed to the Trust that it has determined to use a Performance Period based on a calendar year rather than a rolling 12-month period because a calendar year period coincides with the Trust’s December 31 fiscal year end and with the timeframe used by the Adviser for portfolio manager compensation.

12.	Comment. In the “Taxes” section, please clarify the disclosure that “[t]he Fund’s investment strategies may limit its ability to make distributions eligible for the reduced tax rates applicable to qualified dividend income.”

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer